Board of Management

Vedior

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
HR. Amsterdam 33292225

Amsterdam, 7 April 2006
Re: Vedior acquires majority stake in The Blomfield Group

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

enclosure

Office:
Tripolis Building 200
Burgerweeshuispad 201
1076 GR Amsterdam

vedior
where people matter

Amsterdam, The Netherlands

Vedior acquires majority interest in The Blomfield Group

For release at 8.00am on 7 April 2006

Vedior is pleased to announce it has acquired a further 52% interest in The Blomfield Group ("Blomfield" or "the Company") bringing its total holding to 70%.

Blomfield is a leading recruitment services provider in the UK and Ireland specialising in the financial sector and providing executive search, advertised and contingency based permanent recruitment, contract and temporary staffing and outsourcing. The Company has a particularly strong presence in the City financial recruitment market. Blomfield comprises five subsidiaries, each with strong niche brands:

- Joslin Rowe Associates (Permanent Recruitment)
- Joslin Rowe Temporaries (Temporary and Contract Recruitment)
- Firth Ross Martin (Executive Search)
- JR Selection (Executive Front Office Recruitment)
- Origin HR (Recruitment, Graduate and HR Outsourcing)

Zach Miles, Vedior's Chief Executive said, *"I am very pleased that our long-standing relationship with The Blomfield Group has culminated in this increased investment. The Company's brands are very well respected and significantly extend our presence in the buoyant UK financial market."*

On 31 March 2006, Joslin Rowe was named "Best Accountancy/ Financial Recruitment Firm" at the prestigious UK Recruiter awards for an unprecedented second year running while Origin HR scooped the award for "Best Managed Service Provider" in a highly competitive category.

Vedior acquired its initial minority investment in Blomfield in May 2003, since which time the Company has experienced strong growth in both sales and profitability. Blomfield achieved unaudited annual sales to 31 December 2005 of £51.6 million (€75.5 million).

The acquisition of Blomfield completes the range of professional and executive recruitment services Vedior provides in the UK which also includes IT, healthcare, engineering, education, legal, teleservices, HR and interim management. The acquisition also strengthens Vedior's global presence in the finance and accounting recruitment sector where we provide services in a number of international markets, notably the US, France , Netherlands, Australia and India.

Blomfield's existing management team will continue to develop the Company. The outstanding 30% interest will remain with management.

Company Profile

Vedior is one of the world's largest recruitment companies and is a full-service recruitment provider with a diversified portfolio of brands targeting a broad range of industry sectors.

From its global network of offices spanning Europe, North America, Australasia, Asia, South America and Africa, Vedior offers temporary and permanent recruitment as well as a number of complementary employment-related services such as outplacement, HR outsourcing, payrolling and training.

Vedior has a leading market position in the provision of professional/executive recruitment in sectors such as information technology, healthcare, accounting, engineering and education. We also have a significant global network providing administrative/secretarial and light industrial recruitment.

For further information, please contact:

Zach Miles, Chief Executive +31 (0)20 573 5609

Frits Vervoort, CFO

Jelle Miedema, Company Secretary